Exhibit B
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PaineWebber R&D Partners III, L.P                             1998 Annual Report
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Letter to Limited Partners

To Our Limited Partners:

In 1998, the sponsor companies of the development programs of PaineWebber R&D Partners III, L.P. ("R&D III" or the "Partnership") made many significant announcements. Genzyme Molecular Oncology common stock began trading on November 16, 1998, on the Nasdaq National Market under the ticker GZMO. Gensia Sicor Inc. and Automedics, Inc. ("Automedics") announced in April of 1998 that they determined not to exercise an option granted by Gensia Clinical Partners, L.P. ("GCP") to purchase the technology associated with the GenESA System and informed Gensia Development Corporation, the general partner of GCP, of this decision.

Total cash distributions since inception of the Partnership through December 31, 1998, were $11,430 per $10,000 investment. The Partnership intends to continue to liquidate the security positions it holds subject to market conditions and distribute the proceeds to its limited partners.

In addition to potential returns from the product development programs and equity investments, R&D III has made three distributions of warrants, allowing investors to purchase the common stock of certain sponsor companies at predetermined prices. In October 1995, investors received a warrant to purchase 40 shares of Alkermes common stock per $10,000 investment in R&D III. The Alkermes warrant is exercisable at a price of $5.00 per share through March 31, 2000. In January 1994, investors received a warrant to purchase 100 shares of Cephalon common stock per $10,000 investment in R&D III. The Cephalon warrant was exercisable at a price of $11.32 per share through August 31, 1997 and is exercisable at a price of $13.82 per share from September 1, 1997 through August 31, 1999. In August 1993, investors received a warrant to purchase 60 shares of Gensia common stock per $10,000 in R&D III. The Gensia warrant was exercisable at $17.47 per share through 1996 and expired in July 1998 at $19.47 per share. The value of all of the distributed warrants has ranged from $980 based on the respective dates of distribution to $4,860 at peak per $10,000 investment in R&D III.

R&D III invested $3.5 million in Series E convertible preferred stock of GenPharm International, Inc. ("GenPharm"). In 1995, GenPharm completed a restructuring by spinning-off its European subsidiary, Pharming BV, to its shareholders. R&D III currently owns 129,555 ordinary shares of Pharming Group N.V. In May, 1997 GenPharm signed a definitive agreement with Medarex, Inc. ("Medarex") by which GenPharm shareholders would receive up to $65 million in Medarex common stock. Upon the closing of the transaction, in October 1997, the Partnership received 281,708 shares and certain contingent payment rights entitling R&D III to additional Medarex shares to be received prior to December 31, 1998. In July 1998, R&D III partially assigned its interest in such rights for proceeds of $598,750 pursuant to an Offer to Purchase by a third party. In September 1998, R&D III received 441,207 unrestricted Medarex shares in connection with its remaining interest in the rights.

Several of the sponsor companies of the Partnership's active product development programs made significant announcements. On May 12, 1998, Cephalon and its partner, Chiron Corporation, announced that the FDA issued a letter stating that the companies' new drug application ("NDA") to market Myotrophin in the United States for treatment of amyotrophic lateral sclerosis ("ALS or Lou Gherig's disease") was potentially approvable. Cephalon is still awaiting a final announcement from the FDA.

In April, Genzyme Molecular Oncology filed a registration statement with the Securities and Exchange Commission for an initial public offering of 3,000,000 shares of common stock.

Included in the Product Portfolio Status and Equity Investment sections are more detailed discussions on the companies, status of the product development programs and specific information concerning the securities associates with each investment, all of which has been obtained from the sponsor companies and none of the Partnership, its General Partners or their affiliates assume responsibility for accuracy of such information. Please refer to prior annual reports for information pertaining to the Partnership's terminated or concluded investments.

Thank you for your continued interest in R&D III.

Sincerely,


Robin Stanley
Vice President
PaineWebber Development Corporation
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Product Portfolio Status

Alkermes, Inc.

Company
Alkermes, Inc. ("Alkermes") is developing innovative products based on sophisticated drug delivery techniques for the treatment of central nervous system disorders and for enhancing the effectiveness of existing biopharmaceutical products. Alkermes' lead products are ProLease, Medisorb and Cereport (formerly known as RMP-7), which focus on two drug delivery opportunities: (i) controlled, sustained release of injectable drugs lasting several days to several weeks; (ii) the delivery of drugs into the brain past the blood-brain barrier.

Program
R&D III committed $6.0 million to Alkermes Clinical Partners, L.P., ("ACP") a $46.0 million limited partnership formed to complete the development and human clinical trials of receptor mediated permeabilizers ("RMPs"). Since June 30, 1996, the research and development revenue from ACP ended and Alkermes has been using and intends to continue to use, its own resources to continue to develop Cereport. In 1997, Alkermes entered into a development and commercialization agreement with Alza Corporation to accelerate and expand the development of Cereport. The agreement provides for Alkermes to receive up to $60 million, including a $10 million initial payment, over the course of the agreement based upon attainment of certain milestones. The agreement further provides that Alkermes will retain manufacturing responsibility and Alza will have the option to acquire exclusive worldwide commercialization rights to Cereport. Alkermes has completed four Phase II clinical trials of Cereport and Carboplatin in patients with recurrent malignant brain tumors.

Warrant
R&D III distributed the Alkermes warrant to limited partners in October 1995. Investors received a warrant to purchase 40 shares of Alkermes common stock per $10,000 investment in R&D III with an exercise price of $5.00 per share through March 31, 2000. Based on the closing price of $6.50 per share on the date of distribution, a warrant to purchase 40 shares of Alkermes common stock had a value of approximately $60 per $10,000 unit. The available gain from the distributed Alkermes warrant has ranged from $60 at distribution to $985 per $10,000 investment in R&D III.
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Cayenne, Inc.

Company
Cayenne Software, Inc. ("Cayenne") is a publicly traded company which supplies modeling, database design, and development solutions for commercial and technical applications and database development. In July 1996, Cadre Technologies, Inc. ("Cadre") merged with Bachman Information Systems, Inc. to form Cayenne Software, Inc. (NNM:CAYN). On October 23,1998, Cayenne announced that its stockholders voted to approve the merger of Cayenne Software with and into a wholly-owned subsidiary of Sterling Software. On October 26, 1998, Sterling Software closed its acquisition of Cayenne Software, Inc., for about $11.4 million, consisting of 37.5 cents for each Cayenne common share and $20 for each preferred stock.

Program
R&D III committed $1.5 million to Cadre's product development program which funded the development of software tools for database applications. R&D III does not expect any returns from this program.

Cephalon, Inc.

Company
Cephalon, Inc. ("Cephalon") seeks to discover, develop and market innovative products to treat neurological disorders and cancer. The company has committed to providing patients and the medical community with novel therapies to treat unmet medical conditions through its proprietary research programs by acquiring promising products for clinical development and commercial sale.

Program
R&D III committed $6.0 million to Cephalon Clinical Partners, L.P., a $45.0 million limited partnership formed to fund the development and human clinical trials of Myotrophin for use of amyotrophic lateral sclerosis ("ALS") and certain peripheral neuropathies. ALS is a fatal disorder of the nervous system characterized by a degeneration of peripheral motor and sensory nerves. Myotrophin is a recombinant form of insulin-like growth factor, a naturally occurring neurotrophic factor which is believed to participate in the nervous system's normal attempt to recover from injury. Cephalon is developing Myotrophin Injection, in a collaboration with Chiron Corporation ("Chiron") for the treatment of ALS.

On May 12, 1998, Cephalon and Chiron announced that the FDA issued a letter stating that the companies' New Drug Application ("NDA") to market Myotrophin in the United States for the treatment of ALS was potentially approvable. Before the NDA can be approved, the FDA requested the submission of additional information from ongoing clinical studies which demonstrate that Myotrophin Injection is effective in the treatment of ALS. Cephalon and Chiron are working with the FDA to clarify the conditions for approval. On September 15, 1998, the application to market Myotrophin Injection in Europe was withdrawn. Myotrophin's approval is still technically pending before the FDA.

Warrant
R&D III distributed the Cephalon warrant to limited partners in January 1994. Investors received a warrant to purchase 100 shares of Cephalon common stock per $10,000 investment in R&D III with an exercise price of $11.32 per share which expired August 1997. The Cephalon common stock had a value of approximately $618 per $10,000 unit at distribution. The Cephalon warrant has ranged from $618 to $3,018 per $10,000 investment in R&D III.

Gensia Sicor Inc.

Company
Gensia Sicor Inc. ("Gensia") is a vertically integrated pharmaceutical company which focuses on the production of specialty bulk drug substances by synthesis or fermentation and the development, manufacturing and marketing of injectable pharmaceuticals. The company has focused its products development efforts on the worldwide oncology and injectable pharmaceutical markets.

During 1997, Gensia completed the sale of a majority interest in Gensia Automedics, Inc. ("Gensia Automedics") to a private investor group led by Galen Associates. As part of its corporate restructuring, Gensia had earlier transferred its medical assets, including the GenESA System, to the newly established subsidiary, Gensia Automedics. Gensia created Metabasis Therapeutics, Inc. ("Metabasis") as a majority-owned subsidiary, through which its research efforts will be directed at discovering and developing small molecule pharmaceuticals that are intended to target the treatment of pain, diabetes (Type II), inflammation and cardiovascular disease.

Program
R&D III committed $4.0 million to Gensia Clinical Partners, L.P. ("GCP"), a $26.3 million limited partnership formed to fund the development and human clinical trials of the GenESA System, a product designed to enhance the diagnosis of cardiovascular disease. The GenESA System combines a drug, Arbutamine, and a computer-controlled drug administration system designed to pharmacologically stress the heart. Arbutamine is a drug developed to stimulate the heart pharmacologically and thereby elicit certain cardiovascular responses similar to those caused by exercise.

GCP was organized in July 1991, to provide funding for the continued development of the GenESA System the rights to the GenESA System technology were transferred to GCP at that time. The GCP Purchase Option was granted in connection with the GCP partnership agreement. In October 1997, R&D III received 137,772 shares of Gensia common stock as the "milestone payment" from Gensia.

Gensia Sicor and Automedics, Inc. announced in April 1998 that they determined not to exercise an option granted by GCP to purchase the technology associated with the GenESA System under the GCP Purchase Option and informed Gensia Development Corporation, the general partner of the GCP, of this decision. This decision was based on, among other things, the lack of market acceptance of the GenESA System since its U.S. market introduction in October 1997 and its European market introduction in the second quarter of 1995.

Gensia Development Corporation is presently considering alternative to maximize the value of the technology, if possible, on behalf of the limited partners of GCP.

Warrant
R&D III distributed the Gensia warrant in August 1993. Investors received a warrant to purchase 60 shares of Gensia common stock per $10,000 investment in R&D III with an exercise price of $17.47 per share, which expired July 1996 and $19.47 per share which expired July 1998. Based on the closing price of $22.50 on the date of distribution and the initial exercise price of $17.47 per share, a warrant to purchase 60 shares of Gensia common stock had a value of approximately $302. The available gain from the distributed Gensia warrant has ranged from $302 to $857 per $10,000 investment in R&D III.

Repligen Corporation

Company
Repligen Corporation ("Repligen") redirected its focus under new management in 1996 from the clinical development of biological products to the development of enabling technology for the discovery of new drugs. The company's technology is designed to increase the efficiency of the process by which new drug candidates are identified. In 1996, Repligen announced to limited partners of Repligen Clinical Partners, L.P. ("RCP"), including the Partnership, that the company terminated the research funding program with recombinant Platelet Factor-4 ("rPF4"), the product being developed with the funding from RCP.

Program
R&D III committed $6.0 million to RCP, a $45.0 million limited partnership formed to fund further clinical development of rPF4. rPF4 was being developed to reverse the effects of heparin, a drug commonly used in patients undergoing heart surgery and in other situations to prevent the formation of blood clots. rPF4 may also retard the growth of solid tumors by inhibiting the formation of new blood vessels necessary for tumors to grow.

Since the RCP funds have been depleted, Repligen has returned the rights to rPF4 to RCP in exchange for the termination of the research program. The Board of Directors of the general partner of RCP is continuing to explore various alternatives to maximize the value of the rPF4 technology to Limited Partners of RCP.

Warrant
R&D III holds a warrant to purchase 385,700 shares of Repligen common stock of which 133,000 shares are exercisable at $2.50 per share and 252,700 are exercisable at $3.50 per share. As of December 31, 1998, the closing price of Repligen common stock was $1.28.

Biocompatibles International plc

Company
R&D III invested $3.5 million in Biocompatibles International plc
("Biocompatibles") preferred stock which converted into ordinary shares after the company's initial public offering in April 1995. The Partnership currently holds 815,000 shares of Biocompatibles. The proceeds will be distributed when the shares are liquidated.

Biocompatibles is an international biomaterials group focused on the development and commercial exploitation of its biocompatible phosphorylchlorine ("PC") technology in healthcare and other markets. The company was founded in 1984 and began trading on the London Stock Exchange in 1995. Biocompatibles' core technology is based on PC, a chemical group found in the membrane of living cells. PC was identified by Professor Chapman of the Royal Free Hospital in London as the primary natural material responsible for biocompatibility. Biocompatibility is the ability of a material to interface with a natural substance without provoking a biological response. Devices coated with PC materials developed by Biocompatibles significantly reduce the incidence of reverse reactions with body fluids such as blood, tear film and urine.

The price of the ordinary shares had risen from approximately $2.67 per share at the time of the initial public offering to high of approximately $23 in April 1997. R&D III's original investment was $1.00 per share in late 1993. The market value as of December 31, 1998, was $1.40 per share.

Biocompatibles has made substantial investments in both interventional cardiology and eye care. Biocompatible believes eye care is more commercially advanced than Biocompatibles' other activities, and has reorganized to maintain eye care as a division. All other activities have been concentrated into a single Medical Devices division.

In December, Biocompatibles announced that it has agreed, conditional on shareholder approval, to amendments to the divYsio Agreements which will enable the company to focus its activities on its core technologies. Biocompatibles in turn has agreed to give up rights to the divYsio stent technology in certain non-core applications and to license its

PC-coating technology for a royalty position over the longer term. The company expects these amendments to provide greater strategic focus for the development of its cardiovascular business while improving its cash position over the longer term.

The eye care division has continued to record good sales growth in the second half of the year. Manufacturing capacity constraints experienced earlier in the year at the cmpany's U.K. subcontractor have recently been relieved and Biocompatibles now has full range of ProClear compatibles product available for its distributors and sales force.

Genzyme Molecular Oncology
R&D III funded $5.0 million to a product development program utilizing PharmaGenics Inc.'s ("PGI") proprietary combinatorial chemistry procedure ("Compile") to discover novel therapeutics and made an equity investment in the amount of $1.0 million for 480,242 shares of PGI Series C Convertible Preferred stock. Genzyme Corporation acquired PGI in exchange for four million shares, subject to certain adjustments, of a new Genzyme private tracking stock, intended to "track" the performance and reflect the value of the new company, Genzyme Molecular Oncology ("GMO"). R&D III's total investment in PGI preferred shares was converted into 713,091 restricted shares of GMO. GMO common stock began trading of November 16, 1998 on the Nasdaq National Market under the ticker GZMO.

GMO is engaged in the development and commercialization of novel cancer therapeutics and diagnostics using an integrated, gene-based approach. GMO is developing an integrated cancer product and service portfolio around four major platforms: genomics, gene therapy, small molecule drug discovery and diagnostics. The division has completed two Phase I cancer vaccine trials in melanoma and plans to begin three additional clinical trials in melanoma, ovarian cancer and breast cancer in 1999.

GMO now has approximately 12.65 million shares outstanding. The total number of shares outstanding consists of approximately 3.95 million Genzyme Molecular Oncology shares held by former PGI shareholders that were released from escrow, and approximately 8.7 million GMO shares that were distributed to Genzyme General shareholders as a dividend.

Also in October, GMO and Schering-Plough Corporation announced that GMO licensed its p53 gene therapy patent rights to Schering-Plough. Under the terms of the agreement, GMO received a $5 million initial payment and could receive in excess of $35 million in patent, product development and sale milestone fees, in addition to royalties on product sales, associated with Schering-Plough's development and commercialization of a gene therapy product.

In December 1998, Genzyme licensed to Isis Pharmaceuticals, Inc., on a non-exclusive basis, patent rights relating to antisense compounds that interfere with the expression of cancer-related genes; methods for treating cancerous cells with these compounds; and the methods for identifying such compounds. GMO will receive an undisclosed initial payment as well as potential milestone payments and royalties on product sales.

Medarex, Inc.

Company
In 1997, upon the acquisition of GenPharm International, Inc. ("GenPharm") by Medarex, Inc. ("Medarex"), R&D III's investment of one million GenPharm convertible preferred shares was converted to 281,708 restricted shares of Medarex. R&D III (as a former GenPharm shareholder) also received certain contingent payment rights (the "Rights") entitling R&D III to additional Medarex shares to be received prior to December 31, 1998. The Medarex shares received in 1997 are saleable on or after January 1, 1999. In July 1998, pursuant to an Offer to Purchase by a third party, the Partnership partially assigned its interest in the Rights for cash proceeds of $598,750. In September 1998, the Partnership received 441,207 unrestricted Medarex shares in connection with its remaining interest in the Rights.

A restructuring of GenPharm in 1995 resulted in the spin-off of its European subsidiary, Pharming BV. In connection with this spin-off, R&D III (as a shareholder of GenPharm) received 14,395 shares of Pharming BV Class A restricted stock. In connection with an initial public offering in July 1998, the company was renamed Pharming Group N.V. ("Pharming") and R&D III's investment was converted into 129,555 ordinary shares (after a 9:1 stock split). The shares are not saleable until January 1, 1999. R&D Partners III will distribute the proceeds from the shares when the shares are liquidated.

Pharming focuses on the development, production and worldwide commercialization of human therapeutics proteins, produced at high levels in the milk of transgenic animals that have been created by using the company's proprietary technology.

Medarex is a biopharmaceutical company developing antibody-based therapeutics. The company employs several core technologies including Bispecific antibodies, which enhance and direct the body's own immune system to fight disease: the HuMAb-Mouse antibody development system for the creation of high affinity human antibodies and immunotoxin technology. Medarex has six products in clinical development including the anti-cancer Bispecific MDX-210, MDX-447 and MDX-220, MDX-33 for autoimmune diseases, MDX-RA for the prevention of secondary cataracts, and MDX-22 for acute myeloid leukemia.